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                      AMENDMENT TO MEMORANDUM OF AGREEMENT

This amendment (the "Amendment") dated and effective as of October 17, 2008 amends the memorandum of agreement dated as of December 15, 1998 (the "Sub-License Agreement") by and among The Select Sector SPDR(R) Trust (the "Trust"), Merrill, Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P").

      WITNESSETH THAT:

         WHEREAS, pursuant to the license agreement dated November 17, 1998, as amended (the "License Agreement"), by and among Merrill Lynch, S&P, NYSE Alternext US (formerly known as the American Stock Exchange LLC) and PDR Services LLC, S&P has granted to Merrill Lynch a license to use the S&P 500 Index and the S&P Marks (as defined in the License Agreement) in connection with the issuance, exchange trading, marketing and/or promotion of the series of the Trust, an open-end management investment company consisting of the Products (as defined in the License Agreement);

         WHEREAS, the parties entered into the Sub-License Agreement allowing the Trust to use and refer to the S&P Marks and certain Merrill Lynch trademarks in connection with the marketing and promotion of, and making disclosures related to, the Products;

         WHEREAS, the parties desire to amend the Sub-License Agreement to add certain break-points with respect to licensing fees payable to Merrill Lynch by the Trust under the Sub-License Agreement;

         NOW THEREFORE, in consideration of the premises and of the mutual agreements contained herein, the parties agree as follows:

      1. Section 5.a. of the Sub-License Agreement is hereby deleted in its entirety and replaced with the following:

         "a. A license fee at a rate of:

            (i) three (3) basis points (.0003) per annum of the average aggregate daily net assets of the Trust up to $35 billion in Trust assets;

            (ii) two (2) basis points (.0002) per annum of the average aggregate daily net assets of the Trust over $35 billion up to and including $50 billion in Trust assets; and

            (iii) one (1) basis point (.0001) per annum of the average aggregate daily net assets of the Trust over $50 billion in Trust assets.

            Fees shall be accrued daily at the rate of 1/365th of the applicable fee rate and payable at the end of each quarter of the Computation Year."


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      2. Any reference in the Sub-License Agreement to an entity, whether by specific name or by duties and responsibilities, shall be deemed to include any successor corporation or entity thereto, including any affiliate or successor in interest.

      3. This Amendment contains the entire understanding among the parties with respect to the transactions contemplated hereby. To the extent that any provision of this Amendment modifies or is otherwise inconsistent with any provision of the Sub-License Agreement, this Amendment shall control, but the Sub-License Agreement shall otherwise remain in full force and effect.

      4. This Amendment may be simultaneously executed in several counterparts, each of which shall be an original and all of which shall constitute but one and the same instrument.

         IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their officers designated below as of the date first written above.

THE SELECT SECTOR SPDR TRUST

BY:    /s/ George R. Gaspari
       ----------------------------------

NAME:  George R. Gaspari

TITLE: Chairman

MERRILL, LYNCH, PIERCE, FENNER & SMITH INCORPORATED

BY:    /s/ Mitch Cox
       ----------------------------------

NAME:  Mitch Cox

TITLE: Managing Director

STANDARD & POOR'S, A DIVISION OF THE MCGRAW HILL COMPANIES, INC.

BY:    /s/ Robert A. Shakotko
       ----------------------------------

NAME:  Robert A. Shakotko

TITLE:   Managing Director

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